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SCHEDULE 13D

Under the Securities Exchange Act of 1934

XLR MEDICAL CORP.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

983756 10 7
(CUSIP Number)

Derek R. Van Laare
6119 Gordon Avenue
Burnaby, British Columbia V5E 3M2
(604) 726-0880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983756 10 7

1.	Names of Reporting Persons Derek R. Van Laare I.R.S. Identification Nos. of above persons (entities only).: Not Applicable

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	1,225,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	1,225,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,225,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	5.3%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 983756 10 7

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the "Company Shares"), of XLR Medical Corp., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at Suite 3400, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 3P6.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Derek R. Van Laare

(b)	Residence or Business Address:

The residential address of Mr. Van Laare is 6119 Gordon Avenue, Burnaby, British Columbia, Canada, V5E 3M2.

(c)	Present Principal Occupation and Employment:

Mr. Van Laare was appointed as the Company's Secretary on September 13, 2004. Previously Mr. Van Laare had served as a director and as the President, Secretary and Treasurer of TSI from May 2003 until the date of the merger described below under Item 3 of this Statement. Mr. Van Laare had also served as the Vice-President of TSI from June 2002 until May 2003. Mr. Van Laare is a former securities broker and has over 25 years of experience in financing public companies. Mr. Van Laare has previously served as a director and officer of several public companies, including PLC Systems, Inc., 3-D Systems Inc. and ID Biomedical Corporation.

(d)	Criminal Convictions:

Mr. Van Laare has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Van Laare has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Van Laare is a citizen of Canada.

CUSIP No. 983756 10 7

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 13, 2004, the Company issued to Mr. Van Laare 850,000 Company Shares in consideration for 850,000 shares in the common stock of TSI Medical Corp. ("TSI") in connection with a merger (the "Merger") between TSI and TSI Med Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of the Company. The TSI shares exchanged by Mr. Van Laare were held by Mr. Van Laare for his own benefit and have been cancelled in connection with the Merger.

Also in connection with the Merger, the Company issued to Mr. Van Laare options to purchase 375,000 Company Shares at a price of $0.50 per share and expiring on May 31, 2009 in exchange for options issued by TSI to purchase 375,000 shares of TSI common stock at the same exercise price and expiration date. The TSI options exchanged by Mr. Van Laare were held by Mr. Van Laare for his own benefit and have been cancelled in connection with the Merger.

ITEM 4. PURPOSE OF TRANSACTION

On September 13, 2004, TSI merged with and into Merger Sub pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between the Company, Carlo Civelli, Bruno Mosimann, TSI and Merger Sub, dated effective August 12, 2004. On September 15, 2004, Merger Sub was merged with and into the Company and the Company changed its name from Relay Mines Limited to XLR Medical Corp. The purpose of the Merger was to allow the Company to acquire rights to a technology being developed by Exelar Medical Corporation, a joint venture corporation set up by TSI and Exelar Corporation, and to allow TSI to access public equity markets.

In connection with the Merger, each share of TSI common stock was exchanged for one Company Share and each option and warrant to acquire TSI common stock (the "TSI Options") was exchanged for options and warrants to acquire Company Shares on the same terms and conditions and with the same exercise price as the TSI Options. As a result, Mr. Van Laare exchanged 850,000 shares of TSI common stock and TSI Options to acquire 375,000 shares of TSI common stock at an exercise price of $0.50 per share for 850,000 Company Shares and options to acquire 375,000 Company Shares at the same exercise price. As a result of the Merger, Mr. Van Laare is now the beneficial owner, as that term is defined by section 13(d) of the Securities Exchange Act of 1934 and Regulation 13D thereto, of 5.3% of the Company's common stock.

Also in connection with the Merger, effective on September 13, 2004, Mr. Civelli resigned as President, Principal Executive Officer, Treasurer, Principal Financial Officer and as a director of the Company and Mr. Mossiman resigned as Secretary and as a director of the Company and new officers and directors were appointed as follows:

Name	Position(s)
Logan Anderson	President, Principal Executive Officer, Treasurer, Principal Financial Officer and a Director
Derek Van Laare	Secretary
Harold Moll	Director
Peter Hogendoorn	Director

CUSIP No. 983756 10 7

The Bylaws of the Company were amended and restated on September 12, 2004 in order to adopt a form of Bylaws consistent with those of TSI. The Company believes that the amendments to its Bylaws do not create a material impediment to any person seeking to acquire control of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of September 13, 2004, Mr. Van Laare beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	1,225,000	5.3%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 13, 2004, there were 22,859,875 Company Shares issued and outstanding.

The number of Company Shares listed as beneficially owned by Mr. Van Laare include 850,000 Company Shares and options to acquire 375,000 Company Shares exercisable at $0.50 per share.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. Van Laare has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Van Laare has effected the following sales of the Company's securities during the 60 days prior to September 13, 2004:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None.

CUSIP No. 983756 10 7

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2004
Date

/s/ Derek R. Van Laare
Signature

DEREK R. VAN LAARE
Name/Title